Exhibit 7.1

Hennion & Walsh, Inc.

Directors

Richard Hennion

William Walsh

Al Vermitsky

Debbie Hoffmann

Officers

Richard Hennion, Executive Vice President

William Walsh, President

Kevin Mahn, Chief Investment Officer

Al Vermitsky, Chief Compliance Officer

Debbie Hoffmann, Chief Financial Officer